July 13, 2006



Via Facsimile (202) 772-9203 and U.S. Mail

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-3628

        Re: First Montauk Financial Corp.
            Revised Preliminary Schedule 14A
            Filed June 23, 2006
            File No.: 000-06729

Dear Mr. Duchovny:

         We are counsel to First Montauk Financial Corp. ("Issuer") and are in receipt of your letter dated July 7, 2006 concerning the above-referenced filing of the Issuer. This letter sets forth the Issuer's response to the Staff's comment. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. The term "Buyer" used herein refers to FMFG Ownership, Inc. ("FMFG Ownership") and FMFG AcquisitionCo, Inc. ("FMFG AcquisitionCo"), each as described below.

         As you noted in your letter, this firm represents the Issuer and does not represent Buyer. We have sent a copy of this letter and this response to outside counsel for Buyer and they reserve the right to submit a separate response on behalf of Buyer.

         Comment 1. We note from the disclosure in the Questions and Answer section of the proxy statement, among other places, that FMFG AcquisitionCo., Mr. Okun and affiliated entities (together, the "Buyer") have accumulated a significant block of shares of your common stock, preferred stock and convertible debentures subsequent to the execution of the merger agreement. We note that as a result of those acquisitions and the execution of the voting agreements, the Buyer has the beneficial ownership of approximately 49% of the common stock and Series B preferred stock as a single class, 100% of the Series B preferred stock as an independent class and 93% of the Series A preferred stock, as an independent class. While we understand you do not represent the Buyer, please provide us with a detailed written legal analysis for why the Buyer's status as an "affiliate of the Issuer" following these acquisitions does not result in the merger being a going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 and 8 of Exchange Act Release No. 34-17719 (April 13, 1981).

         Response    As described and analyzed below, Rule 13e-3 does not apply to the proposed merger and the subsequent purchases of Issuer's securities by Buyer, since the Buyer is not, and has not become, an affiliate of the Issuer as defined in Rule 13e-3(a)(1). Moreover, as set forth below, the Issuer has carefully and diligently negotiated and structured the proposed merger so all security holders of the same class receive like consideration in the merger. Thus, the potential for the abuse at which Rule 13e-3 is directed has not occurred at any time since the inception of discussions concerning a possible merger and does not currently present the possibility of abuse and unfairness in the treatment of security holders of the Issuer.

      Background

The Parties to the Merger
-------------------------

         Issuer

         Issuer is a New Jersey corporation and New Jersey-based financial services holding company whose principal subsidiary, First Montauk Securities Corp., is engaged in providing securities brokerage, asset management, investment banking, insurance and other related financial services to individuals, institutions and corporations.

         Issuer has three classes of capital stock - common stock, Series A preferred stock and Series B preferred stock but only the common stock is registered under Section 12(g) of the Exchange Act and is publicly traded.

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 2 of 9



            Each Series A preferred share is convertible into two shares of common stock. Prior to any purchases by Buyer the Series A preferred stock was owned by approximately 83 holders of record. As of May 5, 2006, 305,369 shares of Series A preferred stock were issued and outstanding. The Series A preferred stock does not, in general, having voting rights; however, under New Jersey law the holders of Series A preferred shares are entitled to vote separately as a class to approve the merger. Each share of Series B preferred stock is convertible into 10 shares of common stock. The Series B preferred stock is owned by one individual, William J. Kurinsky, a director and former Chief Executive Officer of the Issuer. Series B preferred shares in general vote on all matters together with the common stock as a single class. In connection with the merger, Series B preferred stock is also entitled to vote as a separate class to approve the merger agreement.

         Issuer also has five issues of convertible debentures, each of which was convertible into two shares of common stock for each $1.00 principal amount of debentures. The convertible debentures were not registered under the Exchange Act and were not publicly traded. As of May 5, 2006, $1,244,000 principal amount of convertible debentures were outstanding and held of record by approximately 35 persons.

         Buyer

         Buyer consists of two companies which were organized and formed solely for the purpose of entering into the merger agreement with the Issuer and completing the proposed merger. FMFG Ownership is a Delaware corporation and wholly owned by Edward H. Okun, a private investor. FMFG Ownership has not conducted any business operations. FMFG AcquisitionCo is a New Jersey corporation and a wholly-owned subsidiary of FMFG Ownership. FMFG AcquisitionCo has also not conducted any business operations.

         Mr. Okun is the controlling person of Investment Properties of America LLC ("IPofA"), a privately-owned, diversified real state and investment management company. Prior to entering into discussions and negotiations with the Issuer, Mr. Okun owned no shares of capital stock or any other securities of the Issuer. Nor did Mr. Okun or any other person associated with any of IPofA, FMFG Ownership or FMFG AcquisitionCo hold any position in the Issuer either as a director or officer or own any shares or securities of the Issuer prior to the commencement and negotiations relating to the merger, and no such person is a director or officer as of the date hereof.

The Merger; The Merger Agreement; The Voting Agreement
------------------------------------------------------

         As described on pages 29-31 of the Amended Preliminary Schedule 14A filed with the Commission on June 23, 2006, the Issuer and Mr. Okun began discussions about the possibility of an acquisition of the Issuer in mid-February 2006. On March 11, 2006, Mr. Okun and the Issuer signed a non-binding letter of intent for the purchase of all of the outstanding shares of the Issuer by an affiliate of Mr. Okun. Following execution of the non-binding letter of intent and during the next several weeks, representatives and legal counsel for each party exchanged drafts of a merger agreement and other documents and negotiated such agreements. All negotiations were arm's length between unaffiliated parties.

         On May 5, 2006, the Issuer, FMFG Ownership and FMFG AcquisitionCo signed a definitive merger agreement ("merger agreement") providing for the Issuer to merge with and into FMFG AcquisitionCo with the surviving corporation becoming a wholly-owned subsidiary of FMFG Ownership and changing its name to "First Montauk Financial Corp." (the "merger"). Pursuant to the merger agreement, upon the closing of the merger, holders of the Issuer's common shares will receive $1.00 in cash per share, holders of the Issuer's Series A preferred shares will receive $2.00 per share, and the sole holder of the Series B preferred shares will receive $10.00 per share. The cash merger consideration payable to holders of Series A preferred stock and Series B preferred stock is based upon the common stock conversion ratio of each series of preferred stock.

         As a condition and inducement to Buyer entering into the merger agreement, certain directors of the Issuer and their affiliates and each executive officer of the Issuer, each solely in his, her or its capacity as a shareholder of the Issuer, entered into a voting agreement with Buyer, dated as of May 5, 2006, pursuant to which each such shareholder agreed, severally but not jointly, to vote such shareholder's shares of Issuer stock over which each such shareholder exercises voting control in favor of the approval of the merger agreement. Such shareholders did not deliver a proxy to Buyer but only agreed to vote shares in favor of the merger agreement. Neither Buyer nor Mr. Okun has voting power or the power to direct the voting of the shares subject to the voting agreement. They do not have an equitable interest in such shares, the agreement is not by its terms irrevocable, and they do not have the power to

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 3 of 9


dispose or direct the disposition of such shares. The voting agreement reflects an agreement at the time of the special meeting of shareholders to vote the shares subject to the voting agreement in favor of the merger agreement and the merger.

         The total number of shares subject to the voting agreement is 5,342,667 voting shares including 3,364,427 shares of common stock (each having one vote per share) and 197,824 shares of Series B preferred stock (constituting all of the Series B preferred stock and representing 1,978,240 voting shares). As of June 23, 2006, the shares subject to the voting agreement represented 26.1% of the outstanding voting shares of common stock and Series B preferred stock taken together.

         As of May 5, 2006, the date the merger agreement was executed, Buyer owned no shares of any capital stock of the Issuer. The merger agreement did not grant Buyer or Mr. Okun the right to designate any directors of the Issuer nor furnish Buyer or Mr. Okun any ability, directly or indirectly, to direct or cause the direction of the management and policies of the Issuer.

Buyer's Purchases of Issuer's Securities
----------------------------------------

         The Issuer filed the Preliminary Schedule 14A with the Commission on May 26, 2006 which disclosed that Mr. Okun or an affiliate of Mr. Okun may make purchases of Issuer voting stock or securities convertible into voting stock and if so, may vote such securities in favor of the merger at the special meeting of shareholders. Following this Preliminary Schedule 14A filing, during the period from and including June 13 through June 23, 2006, Buyer purchased (i) 2,159,348 shares of common stock in open market and privately negotiated transactions,
(ii) 283,087 shares of Series A preferred stock (convertible into 566,174 shares of Issuer common stock) in privately negotiated transactions, and (iii) $1,190,000 principal amount of Issuer convertible debentures (convertible into 2,380,000 shares of Issuer common stock) in privately negotiated transactions.

         All shares of common stock were purchased by Buyer for $1.00 per share with the exception of 285,850 shares which were purchased by Buyer in the open market at $0.9634476 per share and 300,000 shares which were purchased by Buyer in the open market at a price of $0.980105 per share. Buyer purchased all shares of Series A preferred stock at a price of $4.00 per share after receiving the approval of the Issuer's special committee of independent directors to offer in excess of the merger consideration to Series A preferred shareholders prior to the effectiveness of the merger. Such approval was conditioned on Buyer agreeing to offer all Series A holders the same purchase price, and accordingly, Buyer offered all Series A preferred holders $4.00 per share. Buyer also purchased in privately negotiated transactions each $1,000 principal amount of convertible debentures for $2,000 (equivalent to $1.00 per converted share because each $1,000 of debentures was convertible into two shares of common stock) which payment was consistent with the cash merger consideration.

         On June 21, 2006, Buyer converted all convertible debentures purchased into 2,380,000 common shares of the Issuer. Following the conversion of the convertible debentures, the Issuer had 18,483,553 shares of Issuer common stock outstanding. As of the filing of the Amended Preliminary Schedule 14A, Buyer owned 4,539,348 shares of common stock (representing 24.6% of the Issuer's common stock) and also representing 22.2% of the combined voting power of common stock and Series B preferred stock which vote together on all matters submitted to shareholders.

         Buyer did not convert any shares of Series A preferred stock and thus owns 92.7% of the voting power of Series A preferred stock which has a separate class vote to approve the merger agreement.

         Buyer's Reports on Forms 3 and 4 and Schedule 13D
         -------------------------------------------------

         It should be noted that Buyer and Mr. Okun have filed reports on Forms 3 and 4 and Schedule 13D with respect to the shares of common stock purchased, the convertible debentures purchased, the Series A preferred shares purchased, the common shares issued upon conversion of the convertible debentures, the shares of common stock that would be issuable if the Series A preferred shares were converted into common shares. On Schedule 13D, Buyer and Mr. Okun did not report any shares subject to the voting agreement and specifically disclaimed any ownership, voting or dispositive power with respect to the shares subject to the voting agreement.

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 4 of 9



         Analysis
         --------

         Rule 13e-3(a)(3) defines a "Rule 13e-3 transaction" as, among other things, any transaction that causes any class of equity securities of an issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons. Thus, with respect to Issuer's common stock the merger could be deemed to be a Rule 13e-3 transaction. However, Rule 13e-3 should have no application to the effect of the merger on the Series A preferred stock and Series B preferred stock, which are not registered under the Exchange Act.

         However, not all Rule 13e-3 transactions are covered by Rule 13e-3. Only transactions that are effected by the Issuer, or an affiliate of the Issuer, are subject to the rule. Thus, the question presented is whether the Buyer is an affiliate of the Issuer.

         Neither Buyer nor Mr. Okun are Affiliates of the Issuer.
         -------------------------------------------------------

         Rule 13e-3 applies with respect to transactions by an issuer and an affiliate of the issuer. The term "affiliate of an issuer" is defined in Rule 13e-3(a)(1) as a "person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer." Question No. 1 of the Commission's Interpretative Release No. 34-17719 (April 13, 1981) addresses the question of whether the merger of an issuer with a non-affiliate is encompassed by Rule 13e-3(a)(4)(i)(C). The Response states:

                  No. The Rule is intended to apply to a merger, consolidation or similar multi-party reorganization transaction of an issuer only if an affiliate of the issuer is also a party to the transaction. Transactions between the issuer and a non-affiliate are ordinarily the product of arm's length negotiations and therefore does not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.

         For purposes of Rule 13e-3, the status of an "affiliate" does not depend solely upon a numerical percentage of ownership of securities. In Footnote 28 to Interpretative Release No. 34-17719, it states that:

                  The existence of a control relationship [of the issuer] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies [of the issuer], whether through the ownership of voting securities, by contract or otherwise. (Emphasis added).

         The definition of "beneficial ownership" under Section 13(d) and
Section 16(a) are different than the definition of "affiliate" under Rule 13e-3.
Section 13(d) requires a party to disclose beneficial ownership if such party's ownership exceeds five percent (5%) of such class. Beneficial ownership is defined to include shares which a person has voting power to vote or to direct the voting of such shares or security, and/or investment power which includes the power to dispose or to direct the disposition of such security. Section 16(a) requires a person to report ownership if such person is a beneficial owner of more than 10 percent of any class of equity securities registered under
Section 12 of the Exchange Act. Rule 16a-1 refers the definition of beneficial owner under Section 16(a) to the definition of "beneficial owner" pursuant to
Section 13(d) of the Exchange Act. Whether a person is required to make filings under Sections 13(d) or 16(a) depends on whether a person meets certain specified numerical percentage tests of ownership based upon the power to vote and/or to dispose of such shares or securities. See above, Footnote 28 of Interpretative Release No. 34-17719 (April 13, 1981) which specified that numerical percentages of securities are not determinative of whether a person is an affiliate.

         There is no question that Mr. Okun was not an affiliate prior to the execution of the merger agreement. Neither Buyer nor Mr. Okun controlled, were controlled by, or was under common control with, the Issuer. Buyer and Mr. Okun, on the one hand, and the Issuer on the other hand, were unaffiliated parties who, through their respective representatives and legal counsel, negotiated an arms-length merger agreement. Nor at the time of execution of such merger agreement did Buyer or Mr. Okun own any shares of capital stock of the Issuer,

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 5 of 9



or was either a director or officer of the Issuer or had any right to elect directors or direct the management and policies of the Issuer. The merger agreement also did not give any rights to Buyer or Mr. Okun to appoint directors to the Board of Directors of the Issuer or to direct the management and policies of the Issuer.

         Buyer's Purchases of Issuer Securities did not cause Buyer to become an
         -----------------------------------------------------------------------
Affiliate; Buyer Lacks Ability to Control the Issuer under Issuer's Corporate
-----------------------------------------------------------------------------
Governance Structure Prior to the Merger.
-----------------------------------------

         The determination of an "affiliate" is not solely premised upon attaining a numerical percentage threshold of ownership or upon the power to vote and/or dispose of shares. The definition of an "affiliate" for purposes of Rule 13e-3 is based upon the power of such person to control or direct the policies and management of an issuer. See again, Footnote 28 of Interpretative Release No. 34-17719, stating that the existence of a control relationship does not turn solely upon the ownership of any specific percentage of securities but whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of the issuer. Even after the purchase of Issuer's securities, Buyer does not have this ability.

         The Issuer has a classified board of directors with a 70% voting requirement to amend or repeal such charter provision. Pursuant to that charter provision, one-third of the directors are elected at each annual meeting of shareholders. In order to elect a majority of directors (or remove existing directors and replace them with Buyer's nominees) Buyer would need at least two shareholder meetings commencing in 2007. Under the By-Laws of the Issuer, the time period for nominating candidates for directors in 2006 has already expired. Buyer would be unable to elect a majority of directors for at least two years until 2008. Buyer only has ownership of 22.2% of Issuer's outstanding voting power and still lacks sufficient votes to change or repeal the classified board provision.

         In addition, Buyer does not have right to call a special meeting of shareholders under the By-Laws of the Issuer. A special meeting may only be called by the Chairman of the Board of Directors or the President of the Issuer or the full board of directors of the Issuer. Buyer cannot call a special meeting to advance the election or removal of directors. Accordingly, Buyer is unable to exercise control of the Issuer by electing a majority of the Board of Directors except for the holding of two annual meetings of shareholders in the ordinary course of business of the Issuer. Thus, Buyer could not obtain majority representation on the board of directors of the Issuer until after the 2008 annual meeting at the earliest.

         Even after purchasing shares of common stock and converting the convertible debentures into additional shares of common stock, Buyer owns only 22.2% of the voting power of the Issuer. The shares subject to the voting agreement are irrelevant for this control determination since the voting agreement only applies to the votes at the special meeting for the merger. Accordingly, Buyer lacks sufficient voting power to direct or cause the direction of the management and policies of the Issuer prior to the merger. Thus, the securities of the Issuer purchased by Buyer do not represent a controlling amount of securities of the Issuer.

         Moreover, the efficacy of the staggered board provision is well established by the recent inability of certain third parties that have acquired large blocks of the Issuer's common stock to effect a change in the board or management. As recently as January 2006, a third party acquired 18.7% of the Issuer's outstanding common stock with the aim of changing the Issuer's management. A Schedule 13D was filed by this group on January 13, 2006 and although they still hold 18.7% of the shares of common stock, they have been unable to effect a change in management.

         Finally, if Buyer were engaging in a tender offer as the first step in the proposed acquisition, there would be no doubt that Buyer would not become an affiliate during the course of the tender offer. The definition of "affiliate" in Rule 13e-3(a)(1) specifically states that "for purposes of [Rule 13e-3] only, a person who is not an affiliate of an issuer at the commencement of such person's tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer and any extensions thereof." Buyer was not an affiliate of the Issuer upon executing the merger agreement and should not be considered an affiliate upon making the foregoing purchases because the Rule 13e-3 definition of "affiliate" is not satisfied.

         Thus, Buyer and Mr. Okun do not control the Issuer and are not affiliates of the Issuer.

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 6 of 9



         Issuer's Series A Preferred Stock and Convertible Debentures are not
         --------------------------------------------------------------------
         subject to Rule 13e-3.
         ----------------------

         The purchases of shares of Series A preferred stock and the convertible debentures of the Issuer are not subject to the application of Rule 13e-3 because neither the Series A preferred stock nor the convertible debentures are registered pursuant to Section 12 of the Exchange Act and are not a class as to which the Issuer is required to file periodic reports pursuant to Section 15(d) of the Exchange Act. Interpretative Release No. 34-17719 states that:

                  The application of Rule 13e-3 depends on three factors:
                  (1) whether the transaction involved is a Rule 13e-3 transaction;
                  (2) if so, whether an exception from the application of the Rule is available; and
                  (3) if no exception is available, whether the equity securities which are the subject of the Rule 13e-3 transaction are of a class which is registered pursuant to Section 12 of the Exchange Act or are of a class as to which an issuer is required to file periodic reports pursuant to Section 15(d) of that Act.

         Since the convertible debentures are not equity securities and neither the Series A preferred stock nor the convertible debentures are registered under the Exchange Act, Rule 13e-3 does not apply to Buyer's purchases of such securities of the Issuer.

         Rule 13e-3 transactions are based upon particular facts and
         -----------------------------------------------------------
circumstances.
--------------

         Question 4 to Interpretative Release No. 34-17719 raises the issue of when will a transaction which would not if considered by itself be a Rule 13e-3 transaction be deemed part of a series of transactions which, taken together, constitute a Rule 13e-3 transaction. The Response to Question 4 initially points out that the "determination of when a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction must, of course, be based upon the particular facts and circumstances of each situation."

         Under the facts of this transaction, the Buyer was not an affiliate upon commencement of the transaction and did not become an affiliate subsequent to the execution of the merger agreement. Therefore, Rule 13e-3 does not cover the merger.

         Shareholder approval of the merger is not guaranteed.
         -----------------------------------------------------

         While the purchases of common stock, Series A preferred stock and the convertible debentures would increase the probability of success of the vote on the merger because Buyer owns 22.2% of the voting power of common stock and Series B taken together after conversion of the convertible debentures, and Buyer owns 92.7% of the Series A preferred shares whose vote as a separate class is required for approval of the merger, 22.2% does not ensure the number of votes legally sufficient to vote in favor of the merger as required by a vote of common stock and Series B preferred shares voting together. Even taking into account the shares subject to the voting agreement does not give Buyer a majority of the voting power of the common stock and Series B preferred shares which vote together as a single class. It is also important to note that although Buyer now has a sufficient number of shares of Series A preferred stock to gain approval of the separate class vote by Series A preferred shares, the Series A preferred shares are not an equity security registered under the Exchange Act and Rule 13e-3 is inapplicable to such series of preferred stock.

         Even if the shareholders approve the merger agreement at the special meeting of shareholders, there are additional conditions to the merger agreement which if not satisfied, could cause the merger agreement to be terminated. One such condition is that no more than holders of 4% of the Issuer's stock have perfected appraisal rights. There can be no assurances that shareholders who executed the voting agreement will vote their shares in favor of the merger and that no more than 4% of the Issuer's stock will not have perfected appraisal rights.

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 7 of 9



         All Series A preferred shares were offered to be purchased at the same
         ----------------------------------------------------------------------
price.
------

         Prior to offering to purchase Series A preferred shares in privately negotiated transactions for $4.00 per share, Buyer notified and received the approval of the special committee of the Issuer of Buyer's intentions to offer such increased price provided that Buyer made such offer to all holders of Series A preferred shares. Only after the special committee approved purchasing the Series A preferred shares for $4.00 (in excess of the cash merger consideration) did Buyer in fact make such offer to all Series A preferred shareholders and stand ready to buy all Series A preferred shares at $4.00 per share. Buyer was prepared to purchase all Series A preferred shares for $4.00 per share. Unfortunately, some holders of Series A preferred shares did not respond to Buyer's proposal and sell such holder's Series A preferred shares to Buyer.

         Buyer did not make purchases to reduce the cost of the acquisition.
         -------------------------------------------------------------------

         The purchases by Buyer also did not reduce the aggregate cost of the merger because Buyer paid an amount per share for the Series A preferred shares in excess of the cash merger consideration in order to obtain the shares.

         Interpretative Release No. 34-17719
         -----------------------------------

         The Illustration to Question 4 is distinguishable from the instant situation because in the example the Issuer agreed to merge with an affiliated corporation. Buyer was not an affiliate of the Issuer when the parties executed the merger agreement, was not an affiliate immediately prior to purchasing the Issuer's securities in open market and privately negotiated transactions, and is not an affiliate following such purchases.

         Question 8 of the Interpretative Release 34-17719 is also distinguishable because while the merger is between an issuer and a non-affiliate, in the example the acquirer purchases a controlling amount of the outstanding exchange-listed equity securities of the Issuer. As stated above, Buyer has not purchased a controlling amount of the common stock of the Issuer, the only class registered under the Exchange Act (even taking into account the conversion of the debentures). Buyer would only have 22.2% of the voting securities of the Issuer. Shares subject to the voting agreement should not be counted for determining the beneficial ownership of Buyer in the Issuer's securities because the signing shareholders to the voting agreement only agreed to vote their shares in favor of the merger. Under the terms of the voting agreement, they did not give Buyer a proxy or any power to vote or dispose of their shares of the Issuer. Accordingly, Buyer does not have, and will not have, any control over the Issuer prior to the closing of the merger itself.

         Question 8 also points out that the Division of Corporation Finance has taken a "no-action" position with respect to the applicability of Rule 13e-3 to transactions involving the purchase of a controlling interest in a class of equity securities of an issuer and the subsequent acquisition of the balance of the outstanding securities of such class provided certain conditions are met as follows:

        (i)    prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity;
        (ii)   the initial acquisition and the second-step transaction are made pursuant to an agreement or agreement for the acquisition
               of the entire class of securities at the same unit price;
        (iii) the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second step-transaction is effected within a relatively short period of time thereafter; and
        (iv) the acquiring entity will not change the management or the board of directors, or otherwise exercise control of the issuer prior to completion of the second-step transaction.

         Issuer and Buyer have satisfied conditions (i), (iii) and (iv). Prior to the execution of the merger agreement, the Issuer and Buyer were not affiliates. Although when the parties announced the signing of the merger agreement, they did not mention the possibility that Buyer may purchase shares

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                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 8 of 9



of Issuer capital stock or securities convertible into Issuer's capital stock. By the time the preliminary proxy statement on Schedule 14A was filed on May 26, 2006 with the Commission, Issuer included a statement on page 25 thereof that Mr. Okun or his affiliate may purchase shares of the Issuer voting stock or securities convertible into Issuer voting stock on or prior to the record date and therefore would vote any such shares at the special meeting of shareholders. Buyer and the Issuer have not agreed that Buyer will change the management or the board of directors or otherwise, exercise control of the Issuer prior to the merger. Moreover, as stated above, following the purchase of common stock, the Series A preferred shares and the convertible debentures, Buyer still does not have the ability to direct or cause the direction of the management and policies of the Issuer.

         With respect to factor (ii), Buyer purchased 1,573,498 common shares in open market or privately negotiated transactions at the cash merger consideration per common share of $1.00. 585,850 shares of common stock were purchased in open market transactions at the then prevailing market price which was in fact less than $1.00 per share (285,850 shares were purchased at $0.9634476 per share (or 3.6% less than the $1.00 per share price) and 300,000 were purchased at $0.980105 per share (1.9% less than the $1.00 per share price)). We believe that such prices while less than the $1.00 per share cash merger consideration price for each share of common stock are de minimus ($16,417) and were made at a lower price in open market transactions dictated by market conditions and not designed to reduce the costs of the acquisition.

         Fairness of the Transaction and the Purposes of Rule 13e-3
         ----------------------------------------------------------

         We believe that the merger agreement and the subsequent purchases by Buyer should be viewed as a unitary transaction by an issuer and a non-affiliate and that such transaction does not present the potential for abuse at which Rule 13e-3 was directed.

         As Part I of Interpretative Release No. 34-17719 states, the Commission adopted Rule 13e-3 to deal with going private transactions undertaken solely by an issuer or by an issuer and one or more of its affiliates in which the terms of the transactions may be designed to accommodate the interest of the affiliated persons rather than determined as a result of arm's length negotiations. The Commission was also concerned about the timing of a transaction within the control of the issuer or its affiliate who may choose a period of depressed market prices to propose the transaction, resulting in a loss to the affiliated security holders. The Commission stated that it also was concerned with transactions which could have a coercive effect and cause harm to security holders, particularly small investors.

         None of these ill-effects are present in the instant transaction. First, when the parties commenced discussions and negotiations, Mr. Okun was not an affiliate of the Issuer (in fact, Buyer did not even exist). Immediately prior to signing the merger agreement nor immediately thereafter, neither Mr. Okun nor Buyer was an affiliate of the Issuer within the meaning of Rule 13e-3(a)(1). Neither Buyer nor Mr. Okun had any control over the Issuer. Buyer and Issuer were independent parties to the transaction. The merger agreement was the product of a lengthy, arm's length negotiation. Moreover, shortly after receiving the first expression of interest from Mr. Okun, the full Board of Directors, based in part upon the recommendation of outside counsel to the Board of Directors, formed a special committee of independent directors to avoid any possible conflict of interest and to evaluate the proposal from Mr. Okun and any other parties which might submit an offer to acquire the Issuer, and directed the special committee to make recommendations to the full board. The special committee carefully and diligently conducted this process including retaining Capitalink, L.C., an independent investment banking firm to analyze the proposal received from Mr. Okun and Buyer and consider the fairness of such proposal from a financial point of view to the shareholders of the Issuer. In this connection, the special committee received a written analysis from Capitalink whose findings in detail are set forth in the initially filed Preliminary and the Amended Preliminary Schedule 14A and whose written opinion is attached as an exhibit thereto. Most important, the special committee emphasized again and again to representatives of the Issuer including legal counsel that all common and preferred shareholders of the Issuer should be treated equally within the same class in the Merger.

                                             Securities and Exchange Commission
                                                                  July 13, 2006
                                                                    Page 9 of 9



         The efforts of the special committee are set forth in greater detail in the "Background" section of the Amended Preliminary Schedule 14A. However, what must be emphasized is that the special committee of independent directors of the Board of Directors of the Issuer addressed each and every concern of the Commission in adopting Rule 13e-3 and thoroughly, fairly and successfully negotiated a merger agreement on behalf of all shareholders of the Issuer.

         Summary
         -------

         The proposed merger transaction is not a Rule 13e-3 transaction because neither Buyer nor its controlling person, Mr. Okun, is an affiliate of the Issuer. Neither Buyer nor Mr. Okun has the ability to control or direct the management and policies of the Issuer, and will not have such ability prior to the closing of the merger at which time all shareholders will receive the same cash merger consideration on an "as converted basis" with shares of common stock of the Issuer. The purchases made by Buyer during the period from June 13 through June 23, 2006 are not Rule 13e-3 transactions. Although Buyer and Mr. Okun are required to report such purchases based upon the percentage thresholds obtained pursuant to Sections 13(d) and Section 16(a) of the Exchange Act on Forms 13D, 3 and 4, such purchases do not give Buyer nor Mr. Okun control of the Issuer. Following such purchases and the conversion of the convertible debentures, Buyer will own 22.2% of the common stock then outstanding. Buyer has the benefit of the agreement by certain shareholders of the Issuer to vote their shares in favor of the merger pursuant to the voting agreement. Thus, Buyer has no control over the direction of management and policies of the Issuer. Furthermore, Buyer will not be able to exercise such control until the passage of two annual meetings by which time Buyer may be able to exercise sufficient voting power to elect a majority of the board of directors.

         On the basis of the foregoing, we respectfully request confirmation that based upon the facts set forth herein, the merger does not constitute a Rule 13e-3 transaction or alternatively, we request that the Staff advise that it will not recommend to the Commission that any enforcement action be taken against the Issuer, Buyer or Mr. Okun if a Schedule 13E-3 is not filed, the proxy statement does not include the information required by Rule 13e-3 and the other filing and reporting requirements of Rule 13e-3 are not satisfied.

General

         First Montauk acknowledges that:

        (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings;
        (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
        (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions relating to this letter, please do not hesitate to contact the undersigned or, Steven L. Glauberman, Esq. at
(212) 599-3322.


                                      Very truly yours,

                                      /s/ Victor J. DiGioia

                                      Victor J. DiGioia


cc: Steven L. Glauberman, Esq.
    Victor K. Kurylak
    President and Chief Executive Officer
    First Montauk Financial Corp.